July 1, 2011

Jeffrey P. Berg jberg@bakerlaw.com

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0404

Attn: Ms. Pamela Long, Assistant Director

Re:                             Primoris Services Corporation

Registration Statement on Form S-3

(File No. 333-174602)

Dear Ms. Long:

On behalf of Primoris Services Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated June 21, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (File No. 333-174602) which was filed on May 27, 2011.   The Company has also responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

About This Prospectus, page 1

1.              We note your statement that “w[e] have not independently verified their data” when referring to third party market data and industry statistics in the penultimate paragraph on page one.  Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing.  Please revise your disclosure accordingly.

In response to your comments, the Company has deleted the referenced statement from page 1 of the Registration Statement.

2.                                          We note your statement that you qualify certain information presented in your prospectus by reference to the General Corporation Law of the State of Delaware.  Please note that you may not qualify information in the prospectus by reference to information outside the prospectus.  See Rule 411(a) of Regulation C.  Please remove this reference accordingly.

In response to your comments, the Company has revised the disclosure at page 5 of the Registration Statement to delete the reference to Delaware law.

Risk Factors, page 4

3.                                          We note the last two sentences contained in the only paragraph in this section.  Please note that all known material risks should be described.  If risks are not deemed material they should not be described.  Please revise your disclosure accordingly.

In response to your comments, the Company has deleted the last two sentences of the referenced paragraph at page 4 of the Registration Statement.

Selling Shareholders, page 10

4.                                      Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years.  Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received.  Refer to Compliance and Disclosure Interpretations — Securities Act Rules, Question 228.03, available in the Corporation Finance section of our website.  Additionally, please also state the amount of common stock owned by each selling shareholder prior to the offering, the amount to be offered for each selling shareholder prior to the offering, the amount to be offered for each selling shareholder’s account, and the amount and (if one percent or more) the percentage of common stock to be owned by each selling shareholder after completion of the offering.  Refer to Item 507 of Regulation S-K.

In response to your comments, the Company has revised the Selling Stockholders section at pages 10-13 of the Registration Statement accordingly.

5.                                          For any of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company’s securities.  Refer to Compliance and Disclosure Interpretations — Regulation S-K, Question 140.02, available in the Corporation Finance section of our website.

In response to your comments, the Company has revised the Selling Stockholders section at pages 10-13 of the Registration Statement in the footnotes to the selling stockholders table accordingly.

6.                                          Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are underwriters with respect to the shares that they are offering for resale.  If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•                  that the selling shareholders purchased in the ordinary course of business; and

•                  that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

In response to your comments, the Company has revised the Selling Stockholders section at pages 10-13 of the Registration Statement in the footnotes to the selling stockholders table accordingly.

Legal Matters, page 36

7.                                          Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued.  Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

In response to your comments, the Company has revised the disclosure at page 17 of the Registration Statement accordingly.

Exhibits, page II-3

8.                                          Please tell us why you have included a Form of Underwriting Agreement in the exhibit index.

In response to your comments, the Company has revised the description of the related exhibit in the exhibit index at page II-3 of the Registration Statement accordingly.

Undertakings, page II-4

9.                                          Please revise to only include the undertakings applicable to this offering.  In this regard, it is unclear to us why you have included the undertakings related to Rule 430A and Rule 430B.

In response to your comments, the Company has deleted the referenced undertakings at page II-4 of the Registration Statement accordingly.

Exhibit 5.1 — Legal Opinion of Baker Hostetler

10.                                   In the last sentence of the first paragraph, we note that counsel stated that the shares of common stock have a par value of $0.001 and that you state in the registration fee table that the shares of common stock have a par value of $0.0001.  Please advise or reconcile this apparently discrepancy.

In response to your comments, the Company’s counsel has revised and refiled the opinion as Exhibit 5.1 accordingly.

11.                                   Please tell us why counsel believes it needs to include in its opinion the assumptions contained in paragraphs (a) and (b) on page one, otherwise, please arrange for counsel to remove these assumptions.  Please note that we may have additional comments based on your response.

In response to your comments, the Company’s counsel has revised and refiled the opinion as Exhibit 5.1 accordingly.

12.                                   We note that the opinion is dated May 27, 2011 and that counsel limits its opinion to “the date hereof.”  Please arrange for counsel to update the opinion before the date of effectiveness of the registration statement.

In response to your comments, the Company’s counsel has revised and refiled the opinion as Exhibit 5.1 accordingly.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.                                       The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.                                       The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP